

December 16, 2010

Ms. Kathleen S. Dvorak, Chief Financial Officer
Richardson Electronics, Ltd.
40W267 Keslinger Road, P.O. Box 393
LaFox, Illinois 60147-0393

  Re: Richardson Electronics, Ltd.
    Form 10-K for the Fiscal Year Ended May 29, 2010
    Filed July 22, 2010
    File No. 0-12906

Dear Ms. Dvorak:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief